UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of April 2012

Commission File Number 1-34694

VimpelCom Ltd.

(Translation of registrant’s name into English)

The Rock Building, Claude Debussylaan 88, 1082 MD, Amsterdam, the Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIMPELCOM LTD.
(Registrant)

Date: April 23, 2012

	By:	/s/ Jeffrey David Mc Ghie
	Name:	Jeffrey David Mc Ghie
	Title:	General Counsel

VimpelCom Announces Agreement to Sell its Interest in Vietnamese Joint Venture

Amsterdam (April 23, 2012) - “VimpelCom Ltd” (“VimpelCom”, “Company” or “Group”) (NYSE: VIP), a leading global provider of telecommunications services, announced today that it has signed an agreement to sell the Company’s entire indirect 49% stake in GTEL Mobile Joint Stock Company (“GTEL Mobile”) in Vietnam and give up operational control of GTEL Mobile. The stake will be sold to GTEL Transmit and Infrastructure Service One Member Company Limited (the “Purchaser”), a related party of the Company’s Vietnamese local partner, Global Telecommunications Corporation.

Under the terms of the agreement, the Purchaser will pay cash consideration of US$45 million upon satisfaction of usual conditions precedent. Upon completion of the sale, VimpelCom will have no further obligations or liabilities to Global Telecommunications Corporation or GTEL Mobile. Additionally, GTEL Mobile will discontinue the use of the Beeline trademark after a six months transition period.

As previously communicated, the Company impaired its investment in Vietnam in 4Q11, following a detailed business plan review. VimpelCom does not expect any additional losses related to the sale of the above-mentioned interest.

Jo Lunder, Chief Executive Officer of VimpelCom, commented: “We have previously outlined our Value Agenda, within which all of our operations are reviewed to assess their future value to the Group. The decision to dispose of our interest in GTEL Mobile is a result of this process, which focuses on allocating capital to those markets where we see the best opportunities to generate shareholder value.”

Disclaimer

This announcement contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts, and include statements regarding completion of the transaction described above and its impact on the Company’s future financial results. Forward-looking statements involve inherent risks, uncertainties and assumptions, including, without limitation, the possibility that the transaction may not materialize as expected or at all. There can be no assurance that the transaction will be completed in a timely manner or at all. Certain risks that could cause actual results of this transaction to differ materially from those expected by management include the risk factors described in VimpelCom’s Annual Report on Form 20-F for the year ended December 31, 2010, and other public filings made by the VimpelCom with the U.S. Securities and Exchange Commission, which risk factors are incorporated herein by reference. The forward-looking statements contained in this announcement are made as of the date hereof, and VimpelCom expressly disclaim any obligation to update or correct any forward-looking statements made herein due to the occurrence of events after the issuance of this announcement.

About VimpelCom

VimpelCom is one of the world’s largest integrated telecommunications services operators providing voice and data services through a range of traditional and broadband mobile and fixed technologies in Russia, Italy, Ukraine, Kazakhstan, Uzbekistan, Tajikistan, Armenia, Georgia, Kyrgyzstan, Vietnam, Cambodia, Laos, Algeria, Bangladesh, Pakistan, Burundi, Zimbabwe, Central African Republic and Canada. VimpelCom’s operations around the globe cover territory with a total population of approximately 864 million people. VimpelCom provides services under the “Beeline”, “Kyivstar”, “djuice”, “Wind”, “Infostrada” “Mobilink”, “Leo”, “banglalink”, “Telecel”, and “Djezzy” brands. As of December 31, 2011 VimpelCom had 205 million mobile subscribers on a combined basis. VimpelCom is traded on the New York Stock Exchange under the symbol (VIP). For more information visit: http://www.vimpelcom.com.

For more information please contact:

Investor Relations:	Media and Public Relations:

VimpelCom Ltd.	VimpelCom Ltd.
Gerbrand Nijman	Bobby Leach
Investor_Relations@vimpelcom.com	Tel: +31 (0)20 79 77 203 (Amsterdam)
Tel: +31 (0)20 79 77 200 (Amsterdam)